

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

Mr. Steven R. Fox
President and Chief Financial Officer
Stalar 1, Inc.
317 Madison Ave., Suite 1520
New York, New York 10017

> **Re:** **Stalar 1, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed December 28, 2010**
> **File No. 000-52971**

Dear Mr. Fox:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services